SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

04010093

04 FEB 25 AM 7:21

14 January 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 12 January 2004, Re: Silverstone Corporation Berhad ("SCB") - Proposed variation of: 1) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and 2) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts; issued by the SCB Group pursuant to the corporate and debt restructuring exercise of the SCB Group for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Please contact the undersigned if you have any questions.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

dlo 2/26

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 12-01-2004 05:29:22 PM
Reference No SC-040112-419B4

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB")

PROPOSED VARIATION OF:
1. REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND
2. REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS");
ISSUED BY THE SCB GROUP PURSUANT TO THE CORPORATE AND DEBT RESTRUCTURING EXERCISE OF THE SCB GROUP

* **Contents :-**

Reference is made to the announcement dated 23 December 2003 by SCB regarding the issuance by SCB and AMB Harta (L) Limited of notices of meetings dated 22 December 2003 to the holders of the Bonds ("Bondholders") and holders of the SPV Debts ("SPV Debt Holders") to seek, amongst others, the approval of the relevant Bondholders and relevant SPV Debt Holders:

i) to vary the redemption date for the Bonds and the scheduled date for the repayment of the SPV Debts both of 31 December 2003; and

ii) to modify or amend certain provisions contained in the Trust Deed constituting the Bonds and the SPV Facility Agreement constituting the SPV Debts.

(hereinafter (i) and (ii) are collectively referred to as the "Proposed Variation"); and

iii) to waive the occurrence of an event of default under the terms of the Trust Deed and SPV Facility Agreement in the event the requisite approval of the term loan lenders of Silverstone Berhad, a subsidiary of the Company, for the rescheduling of the term loan repayment ("Rescheduling of Repayment") is not obtained on or before 31 December 2003 subject to the requisite approval of the term loan lenders for the Rescheduling of Repayment is obtained on or before 31 March 2004 ("Proposed Waiver").

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

....
Secretary

12 JAN 2004